BYLAWS

OF

THINKER-TINKER, INC.
a California corporation

BYLAWS
OF
THINKER-TINKER, INC.,

ARTICLE I
OFFICES

Section 1. <u>Principal Executive Office</u>. The principal executive office for the transaction of the business of the corporation in California is hereby fixed and located at: 115 W. California Blvd. #9045, Pasadena, CA 91105.

The Board of Directors is hereby granted full power and authority to change said principal executive office from one location to another within the State of California. Any such change shall be noted on the bylaws by the Secretary, in the space hereinabove provided, or this Section may be amended to state the new location.

Section 2. <u>Other Offices</u>. Branch or subordinate offices may be established at any time by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II
MEETINGS OF SHAREHOLDERS

Section 1. <u>Place of Meetings</u>. All annual, special and other meetings of shareholders shall be held at such place within or without the State of California as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said board, or by the written consent of all persons entitled to vote thereat and not present at the meeting, given either before or after the meeting and filed with the Secretary of the corporation. In the absence of any such designation or written consent, such meetings shall be held at the principal executive office of the corporation.

Section 2. <u>Annual Meetings</u>. The shareholders shall hold an annual meeting each year on a date and at a time designated by the board of directors. At each annual meeting, the shareholders shall elect directors and may transact any other business that is within their power.

Section 3. <u>Special Meetings</u>. Special meetings of the shareholders for the purpose of taking any action which the shareholders are permitted to take under the general corporate law of the State of California and the California Corporations Code (hereinafter referred to as the "General Corporation Law") may be called by the Board, or by one or more shareholders entitled to cast not less than 10 percent of the votes at the meeting. Upon request in writing to the Chairman of the Board, Chief Executive Officer, Vice President or Secretary by any person (other than the Board) entitled to call a special meeting of shareholders that a special meeting be held for any proper purpose, the officer receiving the request shall forthwith cause notice to be given to the shareholders entitled to vote that a meeting will be held at the time requested by the person or persons calling the meeting (said meeting to be held in compliance with the notice requirements of the California Corporations Code). If the notice is not given within 20 days after receipt of the request, the persons entitled to call the meeting may give the notice.

Section 4. <u>Notice and Reports to Shareholders</u>. Written notice of each meeting of shareholders, annual or special, shall be given to each shareholder entitled to vote thereat not less than 10 nor more than 60 days before the date of the meeting. The notice of each such annual or special meeting of shareholders shall state the place, the date, and the hour of the meeting, and (1) in the case of a special meeting, the general nature of the business to be transacted at the meeting (and no other business may be transacted at the meeting), or (2) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intend to present for action by the shareholders, and any proper matter may be presented at the meeting for action provided, however, that the notice shall specify the general nature of a proposal, if any, to take action with respect to approval of (i) a contract or other transaction with an interested director, (ii) amendment of the articles of incorporation, (iii) a reorganization of the corporation, (iv) voluntary dissolution of the corporation, or (v) a distribution and dissolution other than in accordance with the rights of outstanding preferred shares, if any. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by management for election.

Notice of a shareholders' meeting or any report shall be given either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at the address of such shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, the notice or report shall be deemed to have been given if sent to that shareholder by mail or other means of written communication addressed to the place where the principal executive office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication or on date of publication. An affidavit of mailing of any notice or report in accordance with the provisions of this section, executed by the Secretary, Assistant Secretary or any transfer agent of the corporation, or an affidavit of publication by the newspaper in which publication was made, shall be prima facie evidence of the giving of the notice.

If any notice or any report addressed to the shareholder at the address of that shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice or report to all other shareholders.

Section 5. <u>Quorum</u>. The presence in person or by proxy of the persons entitled to vote a majority of the voting shares at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 6. <u>Adjourned Meeting and Notice Thereof</u>. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares thereat, the holders of which are either present in person or represented by proxy, but in the absence of a quorum, no other business may be transacted at such meeting, except as provided in Section 5 above with respect to the right of the shareholders present at a duly called or held meeting to continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

When any shareholders' meeting, either annual or special, is adjourned for forty-five days or more or if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Except as aforesaid, it shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement of the time and place thereof at the meeting at which such adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

Section 7. <u>Voting</u>. Unless a record date for voting purposes be fixed as provided in Section 1 of Article VI of these bylaws, then, subject to the applicable provisions of the General Corporation Law, only persons in whose names shares entitled to vote stand on the stock records of the corporation at the close of business on the business day next preceding the day on which notice of the meeting is given or if such notice is waived, at the close of business on the business day next preceding the day on which the meeting of shareholders is held, shall be entitled to vote at such meeting, and such date shall be the record date for such meeting. The shareholders' vote may be via voice or by ballot, provided, however, that all elections for directors must be by ballot upon demand made by a shareholder at the meeting and before the voting begins.

If a quorum is present, except with respect to election of directors, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the General Corporation Law or the articles of incorporation. Every shareholder entitled to vote at an election for directors shall have the right to cumulate his votes and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which his shares are entitled, or to distribute his votes on the same principle among as many candidates as he shall think fit, except that no shareholder shall be entitled to cumulate votes unless the name of the candidate or candidates for whom such votes would be cast has been placed in nomination prior to the voting and any shareholder has given notice at the meeting prior to the voting of such shareholder's intention to cumulate his votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The candidates receiving the highest number of votes of shares entitled to be voted for them, up to the number of directors to be elected, shall be elected.

Section 8. Validation of Defectively Called or Noticed Meeting. The transactions of any meeting of shareholders, either annual or special, however called and noticed and wherever held, shall be as valid as though done at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, or who though present has, at the beginning of the meeting, properly objected to the transaction of any business because the meeting was not lawfully required to be included in the notice, but was not so included, signs a written waiver of notice, or a consent to the holding of such meeting. The waiver of notice, consent to the holding of the meeting or approval of the minutes thereof need not specify either the business to be transacted at nor the purpose of any regular or special meeting of the shareholders except that the waiver of notice, consent or minutes thereof shall state the general nature of the proposal of any action taken or proposed to be taken with respect to approval of those items specified in Article II, Section 4, paragraph 1, subsections (i) - (v), inclusive, hereinabove. If such statement is not included in such written waiver of notice, consent, or minutes thereof, then any shareholder approval at the meeting, other than unanimous approval of those entitled to vote, of any such matters shall be invalid.

Attendance of a person at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of any matter legally required to be included in the notice of meeting, but not so included, if that objection is expressly made at the meeting.

Section 9. Action Without Meeting. Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, except as hereinafter set forth, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. Notwithstanding the foregoing, directors may not be elected without a meeting by written consent except by unanimous written consent of all shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the board that has not been filled by the directors, other than to fill a vacancy created by removal, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors. All such consents shall be filed with the Secretary of the corporation and shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxy holder, or a transferee of the shares, or a personal representative of the shareholder, or their respective proxy holders, may revoke the consent by a writing received by the Secretary of the corporation before written consents of the number of shares required to authorize the proposed action have been filed with the Secretary, but not thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

If the consents of all shareholders entitled to vote have not been solicited in writing, or if the unanimous written consent of all such shareholders shall not have been received, the Secretary shall give prompt notice of the corporate action approved by the shareholders without a meeting to those shareholders entitled to vote and who have not consented in writing to the action authorized by such approval. Such notice shall be given, and shall be deemed to have been given, in the same manner as provided in Section 4 of Article II. In the case of approval of (i) contracts or transactions in which a director has a direct or indirect financial interest, (ii) indemnification of agents of the corporation, (iii) a reorganization of the corporation, or (iv) a distribution and dissolution other than in accordance with the rights of outstanding preferred shares, the notice shall be given at least ten (10) days before the consummation of any action authorized by such approval.

Unless, as provided in Section 1 of Article VI, the board has fixed a record date for the determination of shareholders entitled to notice of and to give such written consent, the record date for such determination shall be the day on which the first written consent is given. All such written consents shall be filed with the Secretary of the corporation.

Section 10. <u>Proxies</u>. Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the corporation. Any proxy duly executed which does not state that it is irrevocable is not revoked and shall continue in full force and effect until (i) an instrument revoking it is delivered to the corporation and filed with the Secretary thereof, or (ii) a subsequent proxy executed by the person executing the prior proxy is presented to the meeting before the vote pursuant thereto, or (iii) the person executing the proxy attends the meeting and votes in person, or (iv) written notice of the death or incapacity of the maker of the proxy is received by the corporation before the vote pursuant thereto is counted; provided, however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the person executing it specifies therein the length of time for which such proxy is to continue in force.

The revocability of a proxy that states on its face that it is irrevocable shall be governed by the applicable provisions of the General Corporation Law.

Section 11. <u>Inspectors of Election</u>. In advance of any meeting of shareholders, the Board of Directors may appoint any persons (other than nominees for office) inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed or if so appointed such inspectors fail to appear or fail or refuse to act, the Chairman of any such meeting may, and on the request of any shareholder of his proxy shall, make such appointment at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares present shall determine whether one or three inspectors are to be appointed.

The duties of such inspectors shall be prescribed by the Corporations Code of California and shall include: determining the number of shares outstanding and the voting power of each; the shares represented at the meeting; the existence of a quorum; the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; counting and tabulating all votes or consents; determining when the polls shall close; determining the result of the election and/or vote; and such acts as may be proper to conduct the election or vote with fairness to all shareholders.

If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all.

Section 12. <u>Conduct of Meetings</u>. The conduct of each meeting of the shareholders shall be determined by a majority in interest of the shareholders present in person or by proxy and entitled to vote. This majority in interest shall select a Chairman of the meeting or, if it fails to do so, the Chief Executive Officer, or in his absence a Vice President designated by the Chief Executive Officer. A majority in interest shall select a Secretary of the meeting or, if it fails to do so, the Secretary of the corporation, or in his absence an Assistant Secretary, shall act as Secretary of the meeting. In the absence at such meeting of the Secretary or Assistant Secretary, the Chairman may appoint another person to act as Secretary of the meeting. Each shareholder may be accompanied by his or her spouse and by not more than one personal advisor unless a majority in interest establishes different operating rules either before or during the meeting.

ARTICLE III
DIRECTORS

Section 1. <u>Powers</u>. Subject to the limitations of the articles of incorporation, of the bylaws and of applicable California law as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers:

First: To select and remove all the officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the articles of incorporation or the bylaws, fix their compensation and require from them security for faithful service.

Second: To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, the articles of incorporation or the bylaws, as they may deem best.

Third: To change the principal executive office and principal office for the transaction of the business of the corporation from one location to another within the State of California as provided in Article I, Section 1, hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of California, as provided in Article I, Section 2, hereof; to designate any place for the holding of any shareholders' meeting; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

Fourth: To authorize the issuance of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received or, in the case of shares issued as a dividend, amounts transferred from surplus to stated capital.

Fifth: To borrow money and incur indebtedness for the purpose of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

Sixth: By resolution adopted by a majority of the authorized number of directors, to designate an executive and other committees, each consisting of two or more directors, to serve at the pleasure of the Board, and to prescribe the manner in which proceedings of such committee shall be conducted. Unless the Board of Directors shall otherwise prescribe the manner of proceedings of any such committee, meetings of such committee may be regularly scheduled in advance and may be called at any time by any two members thereof; otherwise, the provisions of these bylaws with respect to notice and conduct of meetings of the Board shall govern. Any such committee to the extent provided in a resolution of the Board shall have all of the authority of the Board, except with respect to:

(i)   the approval of any action for which the General Corporation Law or the articles of incorporation also require shareholder approval;

(ii)   the filling of vacancies on the Board or in any committee;

(iii)   the fixing of compensation of the directors for serving on the Board or on any committee;

(iv)   the adoption, amendment or repeal of the bylaws;

(v)   the amendment or repeal of any resolution of the Board, which by its terms is not so amendable or repealable;

(vi)   any distribution to the shareholders except at a rate or in a periodic amount or within a price range determined by the Board; and

(vii)   the appointment of other committees of the Board or members thereof.

The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of directors.

Section 2. <u>Number and Qualification of Directors</u>. The authorized number of directors shall be two until changed either (1) by amendment of the articles of incorporation or (2) by a bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

Section 3. <u>Election and Term of Office</u>. The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until the next annual meeting and until their respective successors are elected and qualified.

Section 4. <u>Vacancies</u>. A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death or resignation of any director, or if the authorized number of directors is increased, or if the shareholders fail, at any annual or special meeting of shareholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting. Vacancies in the Board of Directors, unless created by the removal of a director, may be filled by a majority of the remaining directors; however, if the number of directors then in office is less than a quorum, then the vacancy may be filled by (i) the unanimous written consent of the directors then in office (ii) the affirmative vote of a majority of directors then in office at a meeting held pursuant to notice or waiver of notice, or (iii) a sole remaining director.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. Any such election by written consent (other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote for the election of directors) shall require consent of holders of a majority of the outstanding shares entitled to vote. Only the shareholders may fill a vacancy created by removal.

Each director elected under this Section shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office. Any or all of the directors may be removed from office, without cause, if such removal is approved by a vote of a majority of the outstanding shares entitled to vote.

Section 5. <u>Place of Meeting</u>. Regular, special and any other meetings of the Board of Directors shall be held at any place which has been designated from time to time by resolution of the Board or by written consent of all members of the Board or for special meetings designated in the notice of meeting. In the absence of any such designation, special or regular meetings shall be held at the principal executive office of the corporation.

Section 6. <u>Organization Meeting</u>. Immediately following each annual meeting of shareholders, if so held, the Board of Directors shall hold a regular meeting at the place of said annual meeting or at such other place as shall be fixed by the Board of Directors for the purpose of organization, election of officers, and the transaction of other business. Call and notice of such meetings are hereby dispensed with.

Section 7. <u>Other Regular Meetings</u>. Other regular meetings of the Board of Directors shall be held regularly at the time and place as from time to time fixed by resolution of the Board, and no notice of such meetings need be given the directors. Should any date specified for the holding of a regular meeting fall upon a legal holiday, then said meeting shall be held at the same time on the next day thereafter ensuing which is not a legal holiday. Such regular meetings may be held without notice.

Section 8. <u>Special Meetings</u>. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board, or the Chief Executive Officer, or any Vice President, or the Secretary or any director.

Written notice of the time and place of special meetings shall be delivered personally to each director or communicated to each director by mail, telephone or electronic mail, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation or, if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail at least four days prior to the date of the holding of the meeting. In case such notice is delivered personally, or by telephone or by electronic mail, it shall be delivered personally or by telephone or by electronic mail at least forty-eight hours prior to the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation, nor the purpose of the meeting.

Section 9. <u>Quorum</u>. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as provided in Article III, Section 11, hereinbelow. Notwithstanding the foregoing, a quorum shall not be less than one-third (1/3) the authorized number of directors or less than two (2), whichever is larger, unless the authorized number of directors is one (1), in which case one director constitutes a quorum. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the articles of incorporation. Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another. Participation in a meeting as permitted in the previous sentence constitutes presence in person at such meeting. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of a director, provided any action taken is approved by at least a majority of the required quorum for such meeting.

Section 10. <u>Validation of Defectively Called or Noticed Meetings</u>. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present, or who, though present, has prior to the meeting or at its commencement protested the lack of proper notice to him, signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 11. Adjournment. A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum a majority of the directors present at any directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned; provided, however, that if the meeting is adjourned for more than 24 hours, notice of adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who are not present at the time of the adjournment.

Section 12. Action Without Meeting. Any action required or permitted to be taken by the Board of Directors under the applicable law of the State of California may be taken without a meeting, if all members of the Board shall individually or collectively consent in writing to such action. Such written consent shall have the same effect as a unanimous vote of the board of directors and shall be filed with the minutes of the proceedings of the Board.

Section 13. Conduct of Meetings. At every meeting of the Board of Directors, the Chairman of the Board of Directors, if there shall be such an officer and, if not, the Chief Executive Officer, or, in his absence, the Vice President designated by his, or, in the absence of such designation, a Chairman (who shall be a Vice President if any is present) chosen by a majority of the directors present, shall preside. The Secretary of the corporation shall act as Secretary of the Board of Directors. In case the Secretary shall be absent from any meeting of the board, an Assistant Secretary shall perform the duties of the Secretary at such meeting and, in the absence from any such meetings of both the Secretary and the Assistant Secretary, the Chairman may appoint any person to act as Secretary of the meeting.

Section 14. Fees and Compensation. Directors shall not receive any stated salary for their services as directors, but by resolution of the Board, a fixed fee, with or without expenses of attendance, may, but need not, be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

Section 15. Indemnification of Directors, Officers and Employees.

(a)   For the purposes of this Section 15, "agent" means any person who is or was a director, officer, employee, or other agent of this corporation, or is or was serving at the request of this corporation as a director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of this corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or subdivision (e)(4) of this Section 15.

(b)   This corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this corporation) by reason of the fact that such person is or was an agent of this corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of this corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of this corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

(c)   This corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of this corporation to procure a judgment in its favor by reason of the fact that that person is or was an agent of this corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that person believed to be in the best interests of this corporation and its shareholders. No indemnification shall be made under this subdivision (c):

(1)   In respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to this corporation in the performance of that person's duty to this corporation, unless and only to the extent that the court in which that action was brought shall determine upon application that, in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the court shall determine;

(2)   Of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or

(3)   Of expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

(d)   To the extent that an agent of this corporation has been successful on the merits in defense of any proceeding referred to in subdivisions (b) or (c) of this Section 15, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

(e)   Except as provided in subdivision (d) of this Section 15, any indemnification under this Section shall be made by this corporation only if authorized in the specific case on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivisions (b) or (c) of this Section, by:

(1)   A majority vote of a quorum consisting of directors who are not parties to the proceeding; or

(2)   If such quorum of directors is not obtainable, by independent legal counsel in a written opinion; or

(3)   Approval by the affirmative vote of a majority of the shares of this corporation entitled to vote represented and voting at a duly held meeting at which a quorum is present or by the written consent of holders of a majority of the outstanding shares entitled to vote. For this purpose, the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote thereon; or

(4)   The court in which the proceeding is or was pending, on application made by this corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney, or other person is opposed by this corporation.

(f)   Expenses incurred in defending any proceeding may be advanced by this corporation before the final disposition of the proceeding on receipt of an undertaking by or on behalf of the agent to repay the amount of the advance if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this Section 15.

(g)   The indemnification authorized by this Section 15 shall not be deemed exclusive of any additional rights to indemnification for breach of duty to this corporation and its shareholders while acting in the capacity of a director or officer of this corporation to the extent the additional rights to indemnification are authorized in a provision of the Articles of Incorporation of this corporation adopted pursuant to the California Corporations Code. The indemnification provided by this Section 15 for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of this corporation, but not involving breach of duty to this corporation and its shareholders, shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent such additional rights to indemnification are authorized in the articles of incorporation. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this Section 15 shall affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise.

(h)   No indemnification or advance shall be made under this Section 15, except as provided in subdivision (d) or subdivision (e)(4), in any circumstance where it appears:

(1)   That it would be inconsistent with a provision of the Articles of Incorporation, Bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(2)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

(i)   Upon and in the event of a determination by the Board of Directors of this corporation to purchase such insurance, this corporation shall purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not this corporation would have the power to indemnify the agent against that liability under this Section 15.

(j)   This Section 15 does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the corporation as defined in subdivision (a) of this Section 15. Nothing contained in this Section 15 shall limit any right to indemnification to which such a trustee, investment manager, or other fiduciary may be entitled by contract or otherwise, which shall be enforceable to the extent permitted by applicable law other than this Section 15.

(k)   When indemnification as provided in this Section 15 is against public policy under the Securities Act of 1933, as amended, or other laws, it is unenforceable and in the event that claim for indemnification against such liabilities (other than payment by the corporation for expenses incurred or paid by a director, officer or controlling person of the corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with any public offering the corporation may make, the corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed under the Securities Act of 1933, as amended, or otherwise and will be governed by the final adjudication of such issue.

ARTICLE IV
OFFICERS

Section 1. Officers. The officers of the corporation shall be a Chief Executive Officer, a Secretary, and a Treasurer or Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more additional Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. Any number of offices may be held by the same person.

Section 2. <u>Election</u>. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office at the pleasure of the Board, subject to the rights, if any, of an officer under any contract of employment.

Section 3. <u>Subordinate Officers</u>. The Board of Directors may appoint, and may empower the Chief Executive Officer to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as the Board of Directors may from time to time determine.

Section 4. <u>Removal and Resignation</u>. Subject to the rights, if any, of an officer under contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the Board of Directors, Chief Executive Officer, or Secretary of the corporation. Any resignation shall take effect at the date of its receipt or at any later specified time; and, unless otherwise specified, acceptance of this resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under contract to which the officer is a party.

Section 5. <u>Vacancies</u>. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled according to the bylaws for regular appointments to the office.

Section 6. <u>Chairman of the Board</u>. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the bylaws.

Section 7. <u>Chief Executive Officer</u>. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the Chief Executive Officer shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He or she shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall be ex officio a member of all standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of Chief Executive Officer of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by the bylaws.

Section 8. <u>Secretary</u>. The Secretary shall keep or cause to be kept, at the principal executive office or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered by cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by the bylaws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the bylaws.

Section 9. <u>Chief Financial Officer</u>. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, retained earnings, and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

The Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the Chief Executive Officer and directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the bylaws.

ARTICLE V
<u>CORPORATE RECORDS AND REPORTS</u>

Section 1. <u>Checks, Drafts, Etc</u>. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board of Directors.

Section 2. <u>Contracts</u>. The Board of Directors, except as the bylaws otherwise provide, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 3. <u>Maintenance and Inspection of Share Register</u>. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the Board, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders of the corporation holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation may (i) inspect and copy the records of shareholders' names and addresses and shareholdings during usual business hours upon five business days' prior written demand upon the corporation, and (ii) obtain from the transfer agent, if any, for the corporation, on written demand and on the tender of such transfer agent's usual charges for such list, a list of the shareholders' names and addresses who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which the list has been compiled or as of a date specified by the shareholder after the date of demand. This list shall be made available to any such shareholder by the transfer agent on or before the later of five (5) days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled. The record of shareholders shall also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interest as a shareholder or as the holder of a voting trust certificate. Any inspection and copying under this Section 3 may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

Section 4. <u>Maintenance and Inspection of Bylaws</u>. The corporation shall keep at its principal executive office, or if its principal executive office is not in California, at its principal business office in California, the original or a copy of its bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California and the corporation has no principal business office in California, it shall, upon the written request of any shareholder, furnish to that shareholder a copy of the bylaws as amended to date.

Section 5. <u>Maintenance and Inspection of Other Corporate Records</u>. The accounting books and records and minutes of proceedings of the shareholders and the Board and any committee or committees of the Board shall be kept at such place or places designated by the Board or, in the absence of such designation, at the principal executive office of the corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary corporation of the corporation.

Section 6. <u>Inspection by Directors</u>. Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the corporation of which such person is a director and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

Section 7. <u>Annual Report to Shareholders</u>. Unless otherwise expressly required by the General Corporation Law or by this Section 7, any annual report to shareholders, as long as this corporation has less than 100 shareholders, is hereby expressly waived and dispensed with; provided, that nothing herein set forth shall be construed to prohibit or restrict the right of the Board to issue such annual or other periodic reports to the shareholders of the corporation as they may from time to time consider appropriate.

In the event that this corporation shall at any time have 100 or more shareholders of record at the close of any fiscal year of the corporation, the Board shall cause an annual report to be sent to the shareholders not later than one hundred twenty (120) days after the close of said fiscal year adopted by the corporation. The report shall be sent at least fifteen (15) days before the annual meeting of shareholders to be held during the next fiscal year in the manner specified in Section 4 of Article II of these bylaws for reports to shareholders of the corporation. The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation. In addition to the financial statements required above, if the corporation has no class of securities registered under Section 12 of the Securities Exchange Act of 1934, or exempted from registration by Section 12(g)(2) of that Act, the annual report shall also contain a brief description of (i) any transaction with interested officers, directors or shareholders during the previous fiscal year, and (ii) any indemnification or advance made during the fiscal year to any officer or director of the corporation as required under any applicable provision of the General Corporation Law.

If no annual report for the last fiscal year has been sent to shareholders, the corporation shall, upon the written request of any shareholder made more than one hundred twenty (120) days after the close of such fiscal year, deliver or mail to the person making the request within thirty (30) days thereafter a balance sheet as of the end of such fiscal year, and an income statement and statement of changes in financial position for such fiscal year accompanied by any report thereon of independent accountants, or if none, the certificate of an authorized corporate officer that such statements were prepared without audit from the books and records of the corporation.

Section 8. <u>Financial Statements</u>. A copy of any annual financial statement and any income statement of the corporation for each quarterly period of each fiscal year, and accompanying balance sheet of the corporation as of the end of each such period, that has been prepared by the corporation, shall be kept on file in the principal executive office of the corporation for twelve (12) months, and each such statement shall be exhibited at all reasonable times to any shareholder demanding an examination of any such statement or a copy shall be mailed to any such shareholder.

If any shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock of the corporation makes a written request to the corporation for an income statement of the corporation for the three-month, six- month or nine-month period of the then current fiscal year ended more than thirty (30) days before the date of the request, and a balance sheet of the corporation as of the end of that period, the chief financial officer shall cause that statement to be prepared, and shall deliver personally or mail that statement or statements to the person making the request within thirty (30) days after the receipt of the request. If the corporation has not sent to the shareholders its annual report for the last fiscal year, this report shall likewise be delivered or mailed to the shareholder or shareholders within thirty (30) days after the request.

The corporation shall also, on the written request of any shareholder, mail to the shareholder a copy of the last annual, semi-annual, or quarterly income statement which it has prepared, and a balance sheet as of the end of that period.

The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that the financial statements were prepared without audit from the books and records of the corporation.

Section 9. <u>Annual Statement of General Information</u>. The corporation shall annually file with the Secretary of State of California, on the prescribed form, a statement setting forth the authorized number of directors, the names and complete business or residence addresses of all incumbent directors and of the Chief Executive Officer, Secretary, and Chief Financial Officer, the street address of its principal executive office, or its principal business office in the State of California, whichever is applicable, and the general type of business activity of the corporation, together with a designation of the agent of the corporation for the purpose of service of process, all in compliance with the General Corporation Law.

ARTICLE VI
SHARES OF STOCK

Section 1. Record Date and Closing Stock Books. The Board of Directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to receive any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date so fixed for determining the shareholders entitled to receive notice of any meeting or to vote or entitled to give consent to corporate action without a meeting shall be no more than sixty (60) nor less than ten (10) days prior to the date of such meeting. The record date so fixed for any other action shall not be more than sixty (60) days prior thereto. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfers of any shares on the books of the corporation after the record date.

If the Board does not so fix a record date for actions other than notice of meeting or voting (for these situations see Article II, Section 7), the record date shall be at the close of business on the day on which the Board adopts the applicable resolution or the sixtieth (60th) day before the date of the action, whichever is later.

Shareholders as of the close of business of the record date are entitled to vote, notice, dividends etc. as the case may be.

Section 2. Certificates of Stock. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, and the Board of Directors may authorize the issuance of certificates or shares when partly paid provided that these certificates shall state the amount of the consideration to be paid for them and the amount paid. All such certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the Chief Executive Officer or Vice President and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be the officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Section 3. Lost Certificates. Except as is provided hereinafter in this Section, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions as the Board shall determine. The Board may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that might be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. <u>Further Rules</u>. The Board of Directors may make such further rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates.


ARTICLE VII
<u>CORPORATE RECORDS AND REPORTS</u>


Section 1. <u>Keeping Records</u>. The corporation shall keep adequate and correct books and records of account and shall keep minutes of the proceedings of its shareholders, board, and board committees, and shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each. The minutes must be kept in written form. The other books and records shall be kept either in written form or in any other form capable of being converted into written form.


ARTICLE VIII
<u>AMENDMENTS</u>


Section 1. <u>Power of Shareholders</u>. New bylaws may be adopted or these bylaws may be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote, except as is otherwise provided by law or by the articles of incorporation.

Section 2. <u>Power of Directors</u>. Subject to the right of shareholders as provided in Section 1 of this Article VIII to adopt, amend or repeal bylaws, bylaws other than a bylaw or amendment thereof changing the authorized number of directors, may be adopted, amended or repealed by the Board of Directors.


ARTICLE IX
<u>MISCELLANEOUS</u>


Section 1. <u>Representation of Shares of Other Corporations</u>. The Chairman of the Board, the Chief Executive Officer, or any Vice President or any other person authorized to do so by any of the foregoing designated officers, Secretary or Assistant Secretary of this corporation are authorized to vote on behalf of this corporation all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation any and all shares held by this corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officers.

Section 2. <u>Fiscal Year</u>. The Chief Executive Officer shall select and may change the corporation's fiscal year unless any applicable government regulation requires that the Board of Directors approve the selection.

Section 3. <u>Stock Purchase Plans</u>. The corporation may adopt and carry out a stock purchase plan or agreement or stock option plan or agreement providing for the issue and sale for such consideration as may be fixed of its unissued shares, or of issued shares acquired or to be acquired, to one or more of the employees or directors of the corporation or of a subsidiary or to a trustee on their behalf and for the payment for such shares in installments or at one time, and may provide for aiding any such persons in paying for such shares by compensation for services rendered, promissory notes, or otherwise. Any such stock option plan or agreement which includes officers or directors of the corporation must first be approved by the affirmative vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present or by the written consent of a majority of the shares entitled to vote after disclosure to the shareholders of the right to include officers or directors thereunder.

Any such stock purchase plan or agreement or stock option plan or agreement may include, among other features, the fixing of eligibility for participation therein, the class and price of shares to be issued or sold under the plan or agreement, the number of shares which may be subscribed for, the method of payment therefor, the reservation of title until full payment therefor, the effect of the termination of employment and option or obligation on the part of the corporation to repurchase the shares upon termination of employment, restrictions upon transfer of the shares, the time limits of the termination of the plan, and any other matters, not in violation of applicable law, as may be included in the plan as approved or authorized by the Board or any committee of the Board.

Section 4. <u>Construction and Definitions</u>. Unless the context otherwise requires, the general provisions, rules or construction and definitions contained in applicable California law shall govern the construction of these bylaws. Without limiting the generality of the foregoing, the masculine or feminine gender includes the feminine, masculine and neuter, the singular number includes the plural and the plural number includes the singular, the term "person" includes a corporation as well as a natural person.

I, the undersigned, being all of the directors of Thinker-Tinker, Inc., hereby assent to the foregoing bylaws and adopt the same as the bylaws of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand May 22, 2018.



_____
Yuting Su



_____
Ray Chen

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

That I am the duly elected, qualified and acting Secretary of Thinker-Tinker, Inc., a California corporation, and that the foregoing bylaws, constitute the original bylaws of said corporation as duly adopted by action of the Board of Directors of the corporation duly taken on May __, 2018.

IN WITNESS WHEREOF, I have subscribed my name and affixed the seal of said corporation May __, 2018.

_____
Yuting Su, Secretary

.